United States
Securities and Exchange Commission
 Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

AGR Tools, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85512U 204
(CUSIP Number)

Brinen & Associates, LLC
7 Dey Street, Suite 1503, New York, NY 10007
212-330-8151
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85512U 204
(1) Names of reporting persons	Max Tobler
(2) Check the appropriate box if a member of a group	(a) (b)
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	4,474,154
(8) Shared voting power	n/a
(9) Sole dispositive power	4,474,154
(10) Shared dispositive power	n/a
(11) Aggregate amount beneficially owned by each reporting person	4,474,154
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	n/a
(13) Percent of class represented by amount in Row (11)	4.87%
(14) Type of reporting person (see instructions)	IN

Item 1:
Common Stock
AGR Tools, Inc.
100 Lido Circle, Suite C-1
Lakeway, TX  78724

Item 2:
Max Tobler
Address: Chamletenweg 6
CH-8153 Rumlang, Switzerland

Item d: Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

Item e: Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Item f: Citizenship: Switzerland

Item 3:
Source of Funds: PF $100

Item 4:
The purpose of the acquisition was ownership of the shares of the Issuer. Three (3) beneficial owners resigned from all positions they held and sold all shares of common stock to a group of purchasers, including Max Tobler. The group of purchasers, along with additional shareholders working with the Issuer, will be involved in corporate actions requiring shareholder consent.

Item 5:
Max Tobler owns 4,474,154 shares of common stock representing 4.87% of the outstanding shares of common stock of the Issuer and is part of a group of purchasers; however there is no shared voting power or ownership of any of the shares. Each purchaser in the group is the sole owner of its shares of common stock and is the only party entitled to vote such shares. The purchase was executed on January 30, 2012 through a stock purchase agreement. The per share price for the purchase was $0.00002235059. All other details regarding the sale of the common stock will be set forth in the Issuer’s filings. The total number of shares sold did not constitute a majority of the shares of common stock outstanding.

Item 6:
n/a

Item 7:
There are no joint acquisition statements, no funds were borrowed for this purchase, the total number of shares sold did not constitute a majority of the shares of common stock outstanding and there are no proxies, options, puts, calls, guarantees, finder’s fees or joint ventures applicable to this ownership, nor the transaction effecting the purchase of such ownership.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2012

Signature: /s/: Max Tobler

Name: Max Tobler, Individual